UNI
SECURITIES AND E
Washing

15048470

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4417 Beach Boulevard, Suite 302
(No. and Street)

Jacksonville (City) Florida (State) 32207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Donald Wiggins (904) 354-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harbeson, Fletcher & Bateh, LLP
(Name – *if individual, state last, first, middle name*)

637 Park Street (Address) Jacksonville (City) Florida (State) 32204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Donald Wiggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARLA A WHITTEN
Notary Public - State of Florida
My Comm. Expires Aug 27, 2017
Commission # FF 048852

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE CAPITAL GROUP, INC.

ANNUAL AUDITED REPORT

PURSUANT TO RULE 17a-5
UNDER THE SECURITIES
EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

E. Cobb Harbeson
John C. Fletcher, Jr.
Raymond Z. Bateh
M. Ronald Hargraves, Jr.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 26, 2015

To the Board of Directors and Stockholders of
Heritage Capital Group, Inc.
Jacksonville, Florida

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (an S corporation) as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Heritage Capital Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

637 Park Street • Jacksonville, FL 32204 • (904) 356-6023 • Fax (904) 353-5836

The supplemental information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to auditing procedures performed in conjunction with the audit of Heritage Capital Group, Inc.'s financial statements. The supplemental information is the responsibility of Heritage Capital Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harbeson, Fletcher & Bartek, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2014 [99]
SEC FILE NO. 8-50519 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 122,184	200			$ 122,184	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers	85,369	355	53,796	600	139,165	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	54,568	424				
E. Spot commodities		430			54,568	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	26,179	680	26,179	920
11. Other assets		535	15,465	735	15,465	930
12. TOTAL ASSETS	$ 262,121	540	$ 95,440	740	$ 357,561	940

OMIT PENNIES

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **HERITAGE CAPITAL GROUP, INC.** as of 12/31/2014

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▼13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	1,252	1114		1315	1,252	1560
B. Other ▼10		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	198,344	1205		1385	198,344	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 ▼12		1390 ▼14		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 199,596	1230	$	1450	$ 199,596	1760

Ownership Equity			
21. Sole Proprietorship		▼15 $	1770
22. Partnership (limited partners) ▼11 ($ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		100	1792
C. Additional paid-in capital		75,250	1793
D. Retained earnings		82,615	1794
E. Total		157,965	1795
F. Less capital stock in treasury		▼16 ( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 157,965	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 357,561	1810

OMIT PENNIES

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **HERITAGE CAPITAL GROUP, INC.**

For the period (MMDDYY) from 24 **01/01/2014** to **12/31/2014** [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		2,295	3952
4. Profit (loss) from underwriting and selling groups	26	335,562	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		955,497	3995
9. Total revenue	$	1,293,354	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			27,205	4195
15. Other expenses			1,232,024	4100
16. Total expenses		$	1,259,229	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	34,125	4210
18. Provision for Federal income taxes (for parent only)		28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4338			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	34,125	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A	4211

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2013	$100	$75,250	$48,490	$123,840
Net income	-	-	34,125	34,125
Balance, December 31, 2014	$100	$75,250	$82,615	$157,965

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 34,125
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,521
Unrealized gains on marketable securities	(2,295)
Changes in operating assets and liabilities:	
Increase in receivables	(50,752)
Increase in other assets	(771)
Increase in accounts payable and accrued expenses	85,621
Net cash provided by operating activities	73,449
Cash flows from investing activities:	
Purchase of property and equipment	(28,421)
Purchase of marketable securities	(889)
Net cash used for investing activities	(29,310)
Net increase in cash and cash equivalents	44,139
Cash and cash equivalents, beginning of year	78,045
Cash and cash equivalents, end of year	$122,184

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

Note 1 - Organization and Nature of Operations

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to buying and selling commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Consulting and advisory income is recorded as earned when the related services are rendered. Commission income related to mergers and acquisitions and equity and debt financing is recorded upon the closing of a transaction.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities

The Company's investments in marketable securities are reported at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1: Values measured using quoted prices in active markets for identical investments.

- Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

See Report of Independent Registered Public Accountant.

- Level 3: Values measured using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes private portfolio investments that are supported by little or no market activity.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net earnings.

Property and Equipment and Depreciation

Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes

Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders and are taxed depending on their personal tax strategies. The Company uses the cash basis of accounting for income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

Pursuant to the Securities Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $56,751, which was $43,445 in excess of its net capital requirement of $13,306. The Company's net capital ratio was 3.52 to 1. Accordingly, the Company was in compliance with its net capital requirements at December 31, 2014.

See Report of Independent Registered Public Accountant.

Note 4 - Investment in Marketable Securities

The Company's investments in marketable securities consist of common stocks and mutual funds which are carried at fair value based on quoted prices in active markets (all Level 1 measurements).

Investments are summarized as follows at December 31, 2014:

	Cost	Fair Value	Unrealized Gain (Loss)
Common stocks	$ 3,300	$14,388	$11,088
Mutual funds	40,555	40,180	(375)
	$43,855	$54,568	$10,713

Note 5 - Property and Equipment

Property and equipment are summarized as follows:

	Use Life	
Office and computer equipment	5-7	$43,982
Furniture and fixtures	5-7	19,616
Leasehold improvements	39	3,047
		66,645
Less accumulated depreciation		(40,466)
		$26,179

Depreciation totaled $7,521 for the year ended December 31, 2014.

Note 6 - Lease Obligation

The Company's former non-cancellable operating lease for its existing office facilities expired October 31, 2014. Under the terms of the lease, monthly rentals were $8,848.

Effective November 1, 2014, the Company entered into a non-cancellable lease agreement for its new office location. Monthly payments due under the new lease are $11,398 through December 31, 2014. The lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring March 31, 2021.

Rent expense, net of sublease amounts billed to a related entity (see Note 7), totaled $51,942 for the year ended December 31, 2014.

See Report of Independent Registered Public Accountant.

The Company subleases 50% of its office space to a related entity, Business Valuation, Inc. (see Note 7). Estimated sublease income from the related entity for years succeeding December 31, 2014 are as follows: 2015 - $64,278; 2016 - $65,722; 2017 - $67,200; 2018 - $75,000; 2019 - $76,858; and subsequent years through March 2021 - $99,107.

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31,	
2015	$ 128,556
2016	131,444
2017	134,400
2018	150,000
2019	153,716
Thereafter	198,214
	$ 896,330

Note 7 - Related Party Transactions

The Company has an agreement with Business Valuation, Inc. (BVI), a corporation wholly owned by the Company's principal stockholder, in which each company shares rent and certain other occupancy costs related to its common office space. The Company also incurs certain expenses related to various BVI analysts providing subcontractor services. Under the agreement, however, the Company is relieved of its share of these costs if such payment would result in the Company's net capital falling below 120% of its minimum requirement under SEC Rule 15c3-1 (See Note 3). None of the shared expenses were forgiven under its agreement with BVI for the year ended December 31, 2014.

At December 31, 2014, the Company owed BVI $76,644 for subcontractor services and certain other expenses, which is included in accounts payable and accrued expenses. BVI owed the Company $12,790 for rent expense and certain marketing costs not yet reimbursed, which is included in receivables at December 31, 2014.

Effective January 31, 2012, the Company's sole stockholder sold 40% of his common stock to four individuals, each of which purchased a 10% interest in the Company. The stockholders' agreement contains, among other things, procedures for the determination of engagement fees to be shared among stockholders and certain other contractors of the Company. Commissions and fees to stockholders totaled $153,156 for the year ended December 31, 2014.

See Report of Independent Registered Public Accountant.

Additionally, the agreement contains a provision that each stockholder is responsible for earning minimum fee income of $2,500 per month, or $30,000 a year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from client fee income are credited toward the minimum overhead amount for each stockholder.

Note 8 - Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by any of its customers.

For the year ended December 31, 2014, commissions and consulting income from one of the Company's clients accounted for 20% of total revenues. Receivables due from three clients represented approximately 65% of total accounts receivable at December 31, 2014.

Note 9 - Uncertain Tax Positions

The Company has adopted accounting guidance for uncertainty in income taxes under the provisions of FASB ASC 740, *Income Taxes*. The Company files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes of limitations, audits, changes in tax law and new authoritative rulings.

Note 10 - Subsequent Events

Management has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued. There were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

Note 11 - Commitments, Contingencies and Guarantees

The Company has no other commitments, contingencies or guarantees existing as of December 31, 2014, that might result in a loss or future obligation. Additionally, there are no claims or unasserted claims of which the Company is aware as of December 31, 2014.

See Report of Independent Registered Public Accountant.

SCHEDULE I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **HERITAGE CAPITAL GROUP, INC.** as of **12/31/2014**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 157,965	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			157,965	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 157,965	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 95,440	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(95,440)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 62,525	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
[30]	3. Options		3730		
	4. Other securities	5,774	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(5,774)	3740
10.	Net Capital			$ 56,751 **	3750

OMIT PENNIES

** There were no differences in the Company's computation of net capital as reported on its amended Part IIA Focus Report and the independent auditor's computation of net capital reported above as of December 31, 2014.

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **HERITAGE CAPITAL GROUP, INC.** as of 12/31/2014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$ 13,306	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 13,306	3760
14. Excess net capital (line 10 less 13)		$ 43,445	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22	$ 36,791	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 199,596	3790
17. Add:				
A. Drafts for immediate credit	21 $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 199,596	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 351.70	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 126.35	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23. Net capital requirement (greater of line 21 or 22)		$	3760
24. Excess capital (line 10 less 23)		$	3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

SCHEDULE III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **HERITAGE CAPITAL GROUP, INC.**

For the period (MMDDYY) from **01/01/2014** to **12/31/2014**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 123,840	4240
A. Net income (loss)		34,125	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 157,965	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **HERITAGE CAPITAL GROUP, INC.** as of 12/31/2014

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Report of Independent Registered Public Accountant and Notes to Financial Statements.

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

E. Cobb Harbeson
John C. Fletcher, Jr.
Raymond Z. Bateh
M. Ronald Hargraves, Jr.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 26, 2015

To the Board of Directors and Stockholders
Heritage Capital Group, Inc.
Jacksonville, Florida

We have reviewed management's statements, included in the accompanying *Exemption Report under SEC Rule 15c3-3(k)*, in which (1) Heritage Capital Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Heritage Capital Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(1); and (2) Heritage Capital Group, Inc. stated that Heritage Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Heritage Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harbeson, Fletcher & Bateh, LLP

637 Park Street • Jacksonville, FL 32204 • (904) 356-6023 • Fax (904) 353-5836

Members of The American Institute of Certified Public Accountants and The Florida Institute of Certified Public Accountants

HERITAGE CAPITAL GROUP, INC.
EXEMPTION REPORT
December 31, 2014

Heritage Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,. "*Reports to be made by Certain Brokers and Dealers*"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240-15c3-3; and
>
> The Company met the identified exemption provisions in 17 C.F.R. 240-15c3-3(k) throughout the most recent year ended December 31, 2014 without exception.

Heritage Capital Group, Inc.
I, C. Donald Wiggins, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: C. Donald Wiggins

Title: President

Date: 2/26/15

HERITAGE CAPITAL GROUP, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2014

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

E. Cobb Harbeson
John C. Fletcher, Jr.
Raymond Z. Bateh
M. Ronald Hargraves, Jr.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

February 26, 2015

To the Board of Directors and Stockholders of
Heritage Capital Group, Inc.
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Heritage Capital Group, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Heritage Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Heritage Capital Group, Inc.'s management is responsible for Heritage Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

(5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

637 Park Street • Jacksonville, FL 32204 • (904) 356-6023 • Fax (904) 353-5836

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harbeson, Fletcher & Batah, LLP

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2222*********************MIXED AADC 220
050519 FINRA DEC
HERITAGE CAPITAL GROUP INC
4417 BEACH BLVD STE 302
JACKSONVILLE FL 32207-9404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C. Donald Wiggins (904)354-9600

2. A.	General Assessment (item 2e from page 2)		$ 2,905
B.	Less payment made with SIPC-6 filed (exclude interest) 7/23/2014 Date Paid		(926)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1,979
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,979
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,979	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HERITAGE CAPITAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of February, 2015.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,293,354
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,295
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursable expenses (Deductions in excess of $100,000 require documentation)	128,994
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	131,289
2d. SIPC Net Operating Revenues	$ 1,162,065
2e. General Assessment @ .0025	$ 2,905
	(to page 1, line 2.A.)